================================================================================


                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*

                    Tortoise Energy Infrastructure Corporation
                                (NAME OF ISSUER)


                       Mandatory Redeemable Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)


                                    8914L3#5
				    8914L2#6
                                 (CUSIP NUMBER)


                               October 9, 2014
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 2 OF 8 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:

      Babson Capital Management LLC
      51-0504477
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                2,600,000
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  2,600,000
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,600,000
----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.6%

----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IA
================================================================================

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 3 OF 8 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                2,600,000
       NUMBER OF          ----- ------------------------------------------------
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  2,600,000
                          ----- ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,600,000
----- --------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


----- --------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.6%
----- --------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IC
================================================================================

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 4 OF 8 PAGES
===================                                            =================

Item     1(a) Name of Issuer:

              Tortoise Energy Infrastructure Corporation

         1(b) Address of Issuer's Principal Executive Offices:

		11550 Ash Street, Suite 300
   		Leawood, Kansas 66211


Item     2(a) Name of Person Filing:

              (i)  Babson Capital Management LLC
              (ii) Massachusetts Mutual Life Insurance Company

         2(b) Address of Principal Business Office or, if None, Residence:

              Babson Capital Management LLC
 	      470 Atlantic Ave
              Boston, MA  02210-2208

	      Massachusetts Mutual Life Insurance Company
              1295 State Street
              Springfield, MA  01111

         2(c) Citizenship:
	      (i)  Babson Capital Management LLC - Delaware
              (ii) Massachusetts Mutual Life Insurance Company - Commonwealth
                   of Massachusetts


         2(d) Title of Class of Securities:

              Mandatory Redeemable Preferred Stock

         2(e) CUSIP Number:

              8914L3#5 (Mandatory Redeemable Preferred Stock, Series D) 8914L2#6 (Mandatory Redeemable Preferred Stock, Series E)

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 5 OF 8 PAGES
===================                                            =================

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check Whether the Person Filing is a:

         (a)    [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

         (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)    [x] Insurance company as defined in section 3(a)(19) of the
                    Exchange Act. (Massachusetts Mutual Life Insurance Company)

         (d)    [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

         (e)    [x]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E); (Babson Capital Management LLC)

         (f)    [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item     4    Ownership

         (a)    Amount beneficially owned: See Item 9 of cover pages.

Babson Capital Management LLC, in its capacity as investment adviser, has sole voting and dispositive power with respect to the 2,600,000 shares of Mandatory Redeemable Preferred Stock held in certain advisory accounts owned (directly or indirectly) by affiliated entities and therefore may be deemed to beneficially own such shares. Babson Capital Management LLC is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"), the direct beneficial owner of 2,385,085 shares of Mandatory Redeemable Preferred Stock. In addition, C.M. Life Insurance Company, a wholly-owned subsidiary of MassMutual, and MassMutual Asia Limited, an indirect wholly-owned subsidiary of MassMutual, own 104,629 and 110,286 shares of Mandatory Redeemable Preferred Stock, respectively, which therefore may be deemed to be indirectly owned by MassMutual.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons are the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).


         (b)    Percent of class: 11.6%
 		The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 11.6% of the preferred equity securities of the Issuer.

         (c)    Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 2,600,000
                (ii)  Shared power to vote or to direct the vote:
		(iii) Sole power to dispose or direct the disposition
		      of: 2,600,000
                (iv)  Shared power to dispose or direct the disposition of:


Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 6 OF 8 PAGES
===================                                            =================


Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 7 OF 8 PAGES
===================                                            =================
Item 10  Certifications:

   By signing below BABSON CAPITAL MANAGEMENT LLC certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, BABSON CAPITAL MANAGEMENT LLC certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2014

BABSON CAPITAL MANAGEMENT LLC
	Name:  Melissa LaGrant
	Title: Managing Director


   By signing below MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
	Name:  Donald Griffith
	Title: Vice President

===================                                            =================
CUSIP Nos.8914L3#5, 8914L2#6           13G                     PAGE 8 OF 8 PAGES
===================                                            =================

Joint Filing Agreement

       This will confirm the agreement by and among all the undersigned that this Schedule 13G and any future amendments thereto with respect to the beneficial ownership by the undersigned of Mandatory Preferred Stock shares of Tortoise Energy Infrastructure Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  October 17, 2014

BABSON CAPITAL MANAGEMENT LLC
	Name:  Melissa LaGrant
	Title: Managing Director


Dated:  October 17, 2014

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
	Name:  Donald Griffith
	Title: Vice President